

July 22, 2011

<u>Via Email</u>

David Friend
Chief Executive Officer
Carbonite, Inc.
177 Huntington Avenue
Boston, Massachusetts 02115

> **Re: Carbonite, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 13, 2011**
> **Supplemental Response**
> **Dated July 13, 2011**
> **File No. 333-174139**

Dear Mr. Friend:

We have reviewed your letters dated July 13, 2011 and the above-referenced filing, and have the following comments. Unless otherwise noted, where prior comments are referenced, they refer to our letter dated June 30, 2011.

The Offering, page 5

1.   For the stock split of your common stock to be effected prior to completion of the offering, tell us and disclose what contractual obligation you are under to execute the split, the timing of the split with respect to the automatic conversions of all outstanding shares of preferred stock, and how you intend to present the split throughout the filing.

Risk Factors

"We may not be able to maintain control of our business in China," page 24

2.   Consistent with your response to prior comment 6, please revise the risk factor to disclose that because the affiliated entity has not been formed, it has not begun the process of seeking an Internet Content Provider license. In addition, disclose the associated risks.

David Friend
Carbonite, Inc.
July 22, 2011
Page 2

Selected Consolidated Financial and Other Data

Key Metrics, page 42

3.   We note your response to prior comment 9. You indicate in your response, but not in
        your disclosure, that multi-year subscriptions are considered as effectively renewing each
        of the years in the multi-year term and are apparently counted as if they are renewing
        customers in years two and three of their multi-year term. As a measure of retention, this
        use of an annual renewal measure for a multi-year term would appear to overstate annual
        term subscription retention rates. Tell us why you do not separately measure retention
        for multi-year subscriptions based on the beginning and end of the multiple years' term as
        opposed to single annual periods within that term. If the current annual retention
        measure is fully appropriate and informative to investors you should clarify how annual
        retention rates for multi-year subscribers are computed differently from single year
        subscriber retention rates wherever such measure is noted throughout the filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Business Metrics, page 46

4.   We note your response to prior comment 8. Please revise the final paragraph of this
        section to provide a more detailed explanation of the variance in free cash flow between
        the six months ended June 30, 2010 and the six months ended June 30, 2011.

5.   Your performance highlights on page 47 disclose that for the six months ended
        June 30, 2011 your total customers increased 17% over the year ended
        December 31, 2010, with annual retention remaining flat at 83% for the year ended
        December 31, 2010 and the six months ended June 30, 2011. Your total customers over
        the comparable years ended December 31, 2010 and 2009 increased 61%, and for the
        years ended December 31, 2009 and 2008, the increase was 110%. This appears to be a
        trend of slowing customer growth. Known trends or uncertainties that have had, or that
        you reasonably expect will have, a material favorable or unfavorable impact on revenues
        or income from operations and/or liquidity should be identified and described along with
        their reasonably likely impact on future results of operations and liquidity. Please revise.

Critical Accounting Policies

Stock-based compensation, page 51

6.   We note your response to previous comment 11. It is still unclear to us why you believe
        applying a lack of marketability discount to the January sales price is appropriate in
        estimating the fair value of your common stock. As the January transaction consisted of
        the sale of shares by a collection of individual shareholders to a non-affiliated investment
        group in a less-than controlling block of shares, this seems to be a market transaction.

Further, if the discount was taken to adjust for a premium paid by the non-affiliated investor, it is not clear what that premium would be for, as the selling shareholders did not sell a large block of shares and it does not appear that the buyer obtained control. Please further explain why you believe applying a discount to the per-share sales price is appropriate.

7.   Please revise to include additional qualitative and quantitative disclosure regarding how the favorable performance during the three months ended December 31, 2010 compared to your budget or forecasts and thereby contributed to the increase in the value of your common stock from October 2010 to December 2011. In this regard, please tell us and disclose the rate or amounts at which your actual results exceeded your budget and forecasts. Provide disclosure for the factors noted on page 54 regarding improved business outlook and pricing opportunities that conveys to investors how that improvement was realized in quantitative terms over the period to date.

8.   We note your disclosure on page 54 regarding the valuation performed in April 2011. You attribute a higher probability of an initial public offering and a reduction in risk of executing your expected results to the increase in the valuation to $11.73, up $0.63 from the $11.10 value as of January 2011. As these factors are comparable to the factors you disclose as contributing to the increase of $5.95 from October 2010 to January 2011, please further expand or revise this disclosure to explain why the impact of these factors is different in these two periods. Furthermore, your results for the 3 months ended June 30, 2011 seem to be an improvement over the 3 months ended March 31, 2011. Please tell us how you considered these more recent operating results in the April 2011 valuation.

9.   Please revise the table on page 51 to state the specific option grant dates. Also revise your disclosure on pages 53 – 55 to state the specific dates on which the valuations were determined.

10.   We note the estimated price range included in your July 13, 2011 supplemental response, and reissue comments 17, 19 and 20 from our letter dated June 8, 2011, repeated in the following comments.

11.   Consider revising your disclosure to include the intrinsic value or fair value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement. In view of the fair-value-based method of ASC 718, disclosure appropriate to fair value may be more applicable than disclosure appropriate to intrinsic value.

12.   Please tell us when you first initiated discussions with underwriters regarding your proposed IPO price range, and when the underwriters first communicated their estimated price range and amount for your stock.

13.   Additionally, please revise to disclose the significant factors contributing to the difference between the estimated IPO price and the fair value determined as of the date of your last option grant. This reconciliation should describe significant intervening events within the company and changes in assumptions (e.g. illiquidity, minority, or lack of marketability discounts), weighting, and selection of valuation methodologies, if any.

Comparison of the Six Months Ended June 30, 2010 and 2011

Revenue, page 56

14.   We note you attribute the increase in revenue to an increase in the number of total customers as well as an overall increase in pricing of your consumer service in April 2011. Please revise your disclosure to expand your discussion of the increase in pricing. Ensure that your disclosure is consistent with your expanded disclosure on page 57 that explains the changes in pricing on subscriptions and the impact those changes had on revenue.

Management

Non-Employee Director Compensation, page 79

15.   Please revise to explain the purpose of your July 2011 option grants to directors. Once known, disclose the date after which your board of directors will set the exercise price if your initial public offering is delayed.

Executive Compensation

Compensation Discussion and Analysis

Annual Cash Bonuses, page 82

16.   We note your response to prior comment 15. Please revise to include a more detailed discussion of the overall performance of the management team and your business that caused your chief executive officer to conclude that your named executive officers had achieved at an 85% performance level. In addition, revise to explain how your board of directors determined the specific number of shares underlying the option granted to Mr. Keenan, as well as why no other named executive officer received an option grant in 2010.

17.   We note your response to prior comment 16. Please revise to provide a more detailed explanation of the step payments between partial achievement of targets and achievement of 100% of targets; consider including a tabular explanation. In addition, please provide additional disclosure explaining achievement in excess of targets; the existing disclosure

that aggregate bonuses would be increased by a percentage and paid pro rata based on respective base salaries is unclear.

18.   Please revise to disclose how booking and free cash flow targets were calculated from your audited financial statements. See Instruction 5 to Item 402(b) of Regulation S-K.

Notes to the Consolidated Financial Statements

Note 6. Redeemable and Convertible Preferred Stock, page F-15

19.   Please supplementally provide us with copies of the preferred stock agreements.

Note 8. Stockholders' Deficit

Incentive Unit Agreements, page F-25

20.   The incentive units granted in April 2011 appear to have a service condition and a performance condition. You disclose that as the performance condition has not been met, no expense has been recorded to date for these units. Please tell us how this is consistent with ASC 718-10-55-76, which requires consideration of the probability of meeting the service and performance conditions when determining whether compensation expense should be recorded.

21.   Furthermore, we note your disclosure on page 55 that an additional 5,000 units were granted in July 2011. Please revise your disclosure in the Notes to include this award and the terms and conditions.

Note 10. Commitments and Contingencies

Litigation, page F-28

22.   Your June 15, 2011 response to comment 39 of our letter dated June 8, 2011 refers to "ultimate" outcomes and "reasonable estimates." The requirements of ASC 450-20-50 and Interpretive Response to Question 2 of SAB Topic 5Y call for disclosure of the likelihood of reasonably possible losses as opposed to just ultimate outcomes or reasonable estimates of amounts or range of possible losses. Please revise to disclose if there is a reasonably possible loss exceeding amounts already recognized, that may have been incurred and the amount of that additional loss, or state that such an estimate of additional loss cannot be made.

Inside Back Cover Page of Prospectus

23.   Please revise the graphics to disclose the date of the statistics presented.

David Friend
Carbonite, Inc.
July 22, 2011
Page 6

Exhibits and Financial Statements, page II-3

24.   We note your disclosure on page F-25 regarding your incentive unit agreement with
        certain employees of your Chinese subsidiary. It does not appear that you plan to file this
        agreement as an exhibit. Please provide us with your analysis as to why
        Item 601(b)(10)(iii) of Regulation S-K is inapplicable, or file the agreement as an exhibit.

        You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Craig
Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding
comments on the financial statements and related matters. Please contact Evan Jacobson,
Attorney-Advisor, at (202) 551-3428 or me at (202) 551-3735 with any other questions.

                                        Sincerely,

                                        /s/ Mark P. Shuman for

                                        Barbara C. Jacobs
                                        Assistant Director

cc: Via Email
        Edouard C. LeFevre, Esq.
        Foley & Lardner LLP